MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554

(304) 363-4800

February 5, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVB Financial Corp.

Registration Statement on Form S-3, as amended (File No. 333-283899)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MVB Financial Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may be declared effective at 5:00 p.m. Washington D.C. time, on February 9, 2026, or as soon thereafter as may be practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

Very truly yours,

MVB FINANCIAL CORP.

By:	/s/ Michael R. Sumbs
Michael R. Sumbs
Chief Financial Officer